October 19, 2017

Board of Directors
Revlon, Inc.
One New York Plaza, 49th fl.
New York, NY 10004

Ladies and Gentlemen:

Mittleman Brothers, LLC, and its affiliated reporting persons noted on its most recent 13D (collectively "Mittleman Brothers," "we," or "our") writes in response to a letter dated September 19, 2017 from Revlon, Inc.'s EVP & General Counsel, Mitra Hormozi, which states that the Board of Revlon, having reviewed our letter to the Board dated August 21, 2017 (the "August 21 Letter"), believes that the MacAndrews & Forbes Inc. ("Ron Perelman") amended 13D filed on September 18, 2017 "…adequately responds to the concerns expressed…" in our letter.  We disagree, and believe that the fractional accommodation (the "September 15 Agreement") made by Mr. Perelman in response to our request for a justified increase in minority shareholder protection is clearly inadequate to that end, for reasons we explain herein.

In response to unusually aggressive open market purchases by Revlon's controlling shareholder, Ron Perelman, who from May 8th to August 10th purchased 3,139,515 shares of Revlon at prices ranging from $16.35 per share to $23.50, increasing his stake from 40,669,640 shares (77.3%) to 43,809,155 (83.3%), we asked the Board in our August 21 Letter to take action to protect minority shareholders from the potential risk that those open market purchases of Revlon's stock by Mr. Perelman might represent an ongoing attempt to execute a creeping tender offer in order to squeeze out minority shareholders for inadequate consideration.  We urged the Board to obtain a standstill agreement with Mr. Perelman, limiting his ownership to less than 90% for at least the next five years, as a reasonable solution, or alternatively enacting a shareholder rights plan ("poison pill") in favor of minority shareholders, triggered at a threshold below 90%.  But the agreement that the Board obtained from Mr. Perelman falls far short of our request.

While the September 15 Agreement Mr. Perelman made with Revlon's Board appears to reduce the threat of a short-form merger, it does so for only one year (until September 15, 2018), well short of the five years that we, for good reason, requested.  Why five years?  Revlon's nearly $1B cash-paid acquisition of Elizabeth Arden, which closed in September 2016, is expected (according to Revlon) to yield cost synergies of $190M annually on about $1B in annual sales, but those cost savings are not expected to be fully realized until four years after the close, by late 2020, roughly three years from now.  And before those synergies are fully realized, Revlon claims roughly $250M will be spent in terms of one-time restructuring costs and temporarily increased cap-ex, spread out over those four years, with about $110M of those costs and excess cap-ex likely to be incurred in 2017, against only $50M to $60M in expected synergies realized for 2017.  So, for minority shareholders to bear their full share of those cash costs, but potentially not be allowed to remain shareholders to benefit from the full payoff in increased free cash flow after 2020, would be unfair.  Minority shareholders should be entitled to enjoy at least a couple of years of those expected incremental free cash flows once the associated costs are finished in 2020, thus a five year standstill agreement on any buy-out of minority shareholders by Ron Perelman, whether through short-form or long-form merger, makes equitable sense, given this costly but likely to be highly rewarding integration of Elizabeth  Arden and Revlon will be an ongoing process over the next few years, and if we're made to bear the extra interest expense and other costs up front, we should be entitled to fully enjoy the eventual payback.

Another short-coming in the September 15 Agreement is that while seeming to grant minority shareholders reprieve from a short-form merger in the absence of a negotiated price for one year, it does not preclude a tender offer in the interim, which if coercively timed to coincide with a low point in operating performance and stock price, could be just as destructive to minority shareholder value as a short-form merger by itself.  And since Mr. Perelman's 13D/A filed on September 18th revealing that agreement, he has again aggressively increased his stake in Revlon further, from 83.3% to 84.65%, through 731,935 shares bought in the open market from September 19th to September 26th, at prices ranging from $15.85 to $21.50.  His stake in Revlon has now increased by 7.35% of shares outstanding from 77.3% to 84.65%, in just over 4.5 months.  And while such a forceful show of confidence in the share value is undoubtedly encouraging, especially when the buyer has such an outstanding track record as an investor as Mr. Perelman does, it also raises red flags as to what his ultimate intent may be with regard to minority shareholders.  So presumably if the stock were to fall back to the recent lows, maybe upon release of another weak quarterly report, we might wake up to find a $30 take-over offer versus a $15 then-current stock price, when in three to five years we might reasonably expect $100 per share to be attainable.  Preventing a scenario in which minority shareholders get taken-out by the controlling shareholder near a transitory low point requires a meaningful standstill agreement or poison pill to be enacted.

In a Bloomberg interview published on January 17, 2017, Revlon CEO Fabian Garcia presented an admirable, but perhaps in hindsight overly ambitious (given the way 2017 has gone thus far) goal of $5B in sales in five years time.  We use a much more conservative estimate of $3.4B in sales for 2022 (a 5% sales growth CAGR over next the 5 years from $2.65B TTM) with an 18% EBITDA margin yielding $612M in EBITDA in 2022 (versus $345M TTM) and $250M in FCF, and presuming no net debt pay-down as we assume most FCF is used for tuck-in acquisitions and no change in pension liability between now and then, in which case $100 per share would be just over 13x EBITDA and 21x FCF, less than where most of the largest players trade today.  And getting to $100 per share from $22.50 currently is a 35% CAGR each year over the next five years, a prospective return that we as shareholders would rather not miss.

Mr. Perelman offers assurances in the September 15 Agreement that if he was to change his mind and decide to buy-out minority shareholders in Revlon in such a manner or otherwise, it would only be done with five business days advance notice to the Board, a Board meeting, creation of a special committee of independent directors empowered to select its own advisors, and negotiation with that special committee regarding terms of any such transaction(s).  And while such "checking all the boxes" in terms of establishing an ostensibly proper process might get the transaction through legal challenges in Delaware Chancery Court, as we recounted in our August 21 Letter referencing the Perelman take-private of M&F Worldwide ("MFW") in 2011, such adherence to ostensibly proper protocols does not insure that minority shareholder value is protected from the possibility of predatory coercion by a better-informed controlling shareholder taking advantage of a short-term weakness in operating results and share price.  And notably missing from the stipulation regarding adherence to a proper process should a take-private be pursued is the empowerment of the special committee to reject any transaction definitively should that be its business judgment.  Without that power explicitly granted, independent directors selecting independent advisors are likely powerless to protect minority shareholders against such risk of such potential abuse.

Another gaping omission from the assurances listed in the September 15 Agreement is any mention of the customary requirement that any transaction of the sort potentially contemplated must be approved by an informed vote of, or tender by, the holders of a majority of the shares of common stock of Revlon held by shareholders who are not affiliated with Ron Perelman.  The absence of that requirement, and the lack of a fully empowered special committee, would render such a pretense of a fair process to be a truly toothless defense mechanism against the potential steamrolling of minority shareholder interests at any inopportune moment.

And even if a majority of the minority vote was made a prerequisite to any potential take-private transaction with the controlling shareholder, as it should be, a dramatic increase in the short interest position, from roughly 1.1M shares on 7/31/17 to 3.2M share as of 9/30/17, about 40% of the float, puts any vote at grave risk of distortion via "empty voting" whereby short-sellers can somehow vote shares that they've borrowed and sold short.  Clearly such a large short position could easily swing the vote in favor of a low-ball take-private price as it would be in the short-sellers' interest to see the lowest price possible in a cash-out transaction, in direct opposition to the interests of all shareholders except the controlling (buying) shareholder.  While we find it unimaginable that short sellers are entitled to vote shares that they have borrowed and sold, until the SEC eventually puts an end to this outrageous practice, it is yet another risk factor for minority shareholders in Revlon today, and something the Board must consider in confronting any maneuvers that the controlling shareholder might potentially instigate to take advantage of this confluence of negative factors weighing on the share price.

The apparent lack of willingness shown by Revlon's controlling shareholder and the Board to more substantively accommodate our concerns heightens our apprehension over the ultimate intentions harbored by Mr. Perelman with regard to the minority shareholders' position, and the Board's willingness to protect minority shareholders against such potential actions.

We recognize the innately awkward position that any director appointed to the board of a controlled company must face when considering a course of action not favored by the controlling shareholder who has appointed him or her.  But the fiduciary duties of loyalty and care, owed by all directors to all shareholders, clearly persist despite the awkward circumstances of that arrangement and should supersede all such ancillary considerations.

We believe the remedy we requested in our August 21 Letter of a five-year standstill agreement remains reasonable and should impose no burden upon Revlon or its controlling shareholder.  We implore the Board to reexamine the precariousness of the minority shareholders' position under the aforementioned circumstances and reevaluate what remedy would constitute a sufficient and proportionate response to these seemingly growing risks.  The Board has the power to institute the simple remedy we requested and remove at least one large measure of uncertainty weighing on Revlon's share price, and protect loyal minority shareholders in the process.

We abhor the prospect of litigation for the time and energy it consumes, as well as the distraction it causes.  And we continue to have no hard evidence whatsoever that any plan to squeeze out minority shareholders by Mr. Perelman is in progress or under consideration.

Nonetheless, if the Board is unwilling or unable to obtain a reasonable measure of protection for minority shareholders that is proportionate to the growing risks that we clearly face in this regard, and to remove this Sword of Damocles hanging over the sustainability of minority shareholders' interest in the company's shares, we may have no choice but to seek injunctive relief in Delaware Chancery Court which would, if granted, enjoin the controlling shareholder against any further share purchases until a poison pill or a properly structured standstill agreement of adequate duration is in place.  We sincerely hope the Board will take further action soon to provide the relief requested and preempt our need to pursue that measure of self-defense, for the benefit of all of Revlon's minority shareholders.  How regrettable it would be that for want of this modicum of protection we might be forced to take legal action, thus becoming a needless distraction and a drain on the time and energy of the very people we are rooting for to execute and grow this business as well as can be done.  We truly do not want that.

As mentioned in our August 21 Letter, we have been shareholders of Revlon since December 2010, for nearly seven years, and would like to remain shareholders for the foreseeable future, or until such time as we perceive fair value in the share price as having been attained or exceeded.  We are encouraged by the new Almay product launches, as well as the recent entry of Revlon into Germany, and we look forward to the new Revlon ad campaign by Grey Advertising later in Q4 along with the expanded presence at Ulta stores planned in Q1 2018.  And we also look forward to reverting to the quiet, passive Revlon shareholders that we were for most of the past nearly seven years, once this growing existential threat to minority shareholder interests is effectively put to rest.

In closing, we believe that Ron Perelman's aggressive accumulation of shares in a highly compressed timeframe, putting him within easy reach of the 90% threshold for enabling a short-form merger, and the hostile manner in which Mr. Perelman has conducted himself in relation to Revlon's minority shareholders as recently as in 2009, and the clearly low-ball take-private he executed under similar conditions with M&F Worldwide ("MFW") in 2011, give the Board ample basis to believe that Mr. Perelman's recent actions reveal a likely intent that presents a legally cognizable threat to minority shareholders that the Board must address and seek to mitigate as soon as possible.  As we've shown in this letter, the September 15 Agreement offers minority shareholders little in the way of actual protection and a much more stringent agreement is thus required, preferably the five-year standstill agreement that we initially requested back on August 21, or if not obtainable, then a poison pill.  We hope the Board will seriously reconsider their fiduciary duties of loyalty and care to minority shareholders at this juncture, and take the correct course of action in fulfillment of those duties.

Sincerely,

Chris Mittleman
Chief Investment Officer – Managing Partner
Mittleman Brothers, LLC